W&M Resources Ltd

FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

RECEIVED 2005 AUG -2 P 12:21

05010183

NEWS RELEASE

CETATUIA-1 WELL UPDATE

SUPPL

- **Cetatuia-1 Well abandoned**
- **2 potential targets identified from Well data**
- **120km of seismic to be acquired over 4 prospective structures**

Grove Energy Limited ("Grove" or the "Company") (TSX-V & AIM: GRV), the oil and gas exploration company with assets in Europe and the Mediterranean Margin, has been advised by the operator that the Cetatuia-1 well ("Well"), onshore Romania, has been abandoned. The Well was drilled to a depth of 2,600 metres and penetrated approximately 150 metres into the middle Triassic, the primary of the two targets. There were no hydrocarbon shows or visible porosity to this depth.

In the shallower secondary Sarmatian target, reservoir quality sands and the presence of a working petroleum system were encountered, however, log analysis has indicated that commercial quantities of gas are not present at this location.

Data obtained from the Well indicates the presence of two other potential targets within the Sarmatian which have been interpreted and integrated into the geological model. It is believed that these targets could be accessed from the current drill site. One target has an amplitude variable offset (AVO) anomaly (possible fluid presence in the subsurface displayed on a seismic section) and additional technical work is being carried out on both. In the meantime the rig has been released. Grove has spent approximately US$1.2 million on the Well.

The South Craiova Concession covering an area of 1.5 million acres contains in excess of 20 identified leads and has significant exploration potential. Immediate plans are to carry out a 120 kilometre 2D seismic program covering 4 leads in the southeast portion of the Concession with the objective of delineating multiple drilling targets.

Grove is committed to building a diversified portfolio of oil and gas assets in Europe and the Mediterranean Margin. Grove's principal business strategy is to generate a sustainable cash flow as quickly as possible. Grove's assets are in proven hydrocarbon provinces, close to existing discoveries and infrastructure, in regions that are net importers of hydrocarbons with high domestic hydrocarbon prices and importantly in countries with stable legal and political environments.

dlw 8/3

FILE No. 82-2418
Rule 12g3-2 (b)

GROVE ENERGY LIMITED

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

Some of the statements contained in this release are forward-looking statements. Forward-looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems or unfavourable geological conditions or other factors that may mean that a commercial level of oil and gas production is not achieved, or changes in product or general prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements.

For further information please contact:
Glenn Whiddon, CEO
glenn@groveenergy.com
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716
Australia
Tel: +61(0)8 9322 2711
Fax: +61(0)8 9322 7577
United Kingdom
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777

Gary Middleton
St. Swithins
Phone :+44 (0)7951603289
gary@swithins.com